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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 22, 2004
(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and on January 21, 2002 (File No. 333-81862) and our Registration Statement on Form S-8 as filed with the Commission on May 14, 2001 (File No. 333-13506), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosure:    Novartis 1rst Quarter 2004 Results Release, dated April 22, 2004

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland
Internet Address: http://www.novartis.com
Nehl Horton Novartis Global Media Relations Tel + 41 61 324 5749 or + 41 61 324 2200 nehl.horton@group.novartis.com
MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis outpaces market with strong double digit sales growth and robust gains in operating and net income in first quarter

First quarter

	Q1 2004		Q1 2003		% Change

	USD m	% of sales	USD m	% of sales	USD	lc1

Group sales	6 639		5 721		16	8
Pharmaceuticals sales	4 310		3 609		19	11
Consumer Health sales	2 329		2 112		10	2
Operating income	1 494	22.5	1 351	23.6	11
Net income	1 293	19.5	1 063	18.6	22

1    lc—Local currencies

  •
  Group sales reach USD 6.6 billion, up 16% (8% lc); Pharmaceutical sales climb 19% (11% lc) driven by excellent performance of young product portfolio; Consumer Health sales rise 10% (2% lc) led by OTC2

  •
  Competitive position of pharmaceuticals in key therapeutic areas further enhanced by dynamic growth of cardiovascular (22%; 16% lc) and oncology (26%; 17% lc) franchises

  •
  Growth drivers Diovan®, Lotrel®, Lamisil®, Zelnorm/Zelmac®, Elidel®, Gleevec®/Glivec®, Zometa® and Femara® fuel double-digit sales expansion

  •
  Transplantation franchise strengthened with US and European approvals for Myfortic® and European launches for Certican®

  •
  Group operating income expands 11% to USD 1.5 billion, in spite of continuing high R&D investments

  •
  Net income surges 22% over Q1 2003 to reach USD 1.3 billion, delivering EPS expansion of 22%

2    OTC—Over the counter medicines

All product names appearing in italics are trademarks of the Novartis Group

Unless otherwise stated, growth rates are in USD and comments refer to Q1 2004 figures

Basel, 22 April 2004—Commenting on the first quarter results published today, Dr. Daniel Vasella, Chairman and CEO of Novartis, said, "In the first quarter, we delivered a strong performance with highly competitive sales increases and double digit gains in both operating and net income. I am pleased that our team is continuing to strengthen our operational excellence, turning in good results driven by the dynamic growth of our novel medicines. Based on our excellent pipeline and broad, young product portfolio, we expect to outpace the market in sales growth and continue to gain market share. Barring unforeseen events, we anticipate delivering record full year operating and net income."

Sales

Group sales up 16% to USD 6.6 billion

First quarter sales climbed 16% (8% lc) driven by dynamic growth of the young pharmaceutical product portfolio. Volume expansion of 5% was the key driver of local currency sales growth, with price increases adding 2% and acquisitions 1%.

Pharmaceuticals sales up 19% to USD 4.3 billion

Sustaining its momentum, the core Pharmaceuticals business achieved above-market growth3 to post a 19% (11% lc) rise in first quarter 2004 sales.

3    Based on IMS data

The cardiovascular (22%; 16% lc) and oncology franchises (26%; 17% lc) were key growth drivers in the first quarter, led by Diovan, Lotrel, Gleevec/Glivec, Zometa and Femara. Newly launched products Elidel and Zelnorm/Zelmac also performed well.

Based on IMS data, Novartis increased global health care market share from 4.35% to 4.45% in the first quarter of 2004, with pharmaceutical sales up 12% in the US, 13% in Japan and 27% in Europe.

Consumer Health sales up 10% to USD 2.3 billion

First quarter sales increase of 10% (2% lc) for Consumer Health was driven by an exceptionally strong performance of OTC and solid growth of Medical Nutrition, Infant & Baby and CIBA Vision, all of which posted double-digit growth in USD.

Sandoz US sales were impacted by increased competition for AmoxC, while Omeprazole sales provided positive upside. Key international markets including the UK, France and Russia performed well.

OTC sales increased 24% (14% lc), driven mainly by the 31% growth of global strategic brands, including cough and cold products growth of 20% versus first quarter 2003. Nicotinell benefited from good underlying fundamentals and continued consumer preference for its coated gum offering. Lamisil grew primarily in the US and in Japan.

Animal Health benefited from increased share of sales for new products—particularly Milbemax, Atopica and Deramaxx—which rose from 6% in 2003 to 14% in the first quarter of 2004.

The Medical Nutrition acquisition of Mead Johnson was consolidated for the first time and contributed an additional USD 34 million of sales in the quarter. Excluding the positive acquisition impact, sales grew by 5% in local currency.

Infant & Baby sales grew 14% (13% lc) based on strong performance of food products in the US.

CIBA Vision sales increased 14% (5% lc) due to the strong performance of Focus Night & Day and Dailies.

Operating income

First quarter

	Q1 2004		Q1 2003
	USD m	% of sales	USD m	% of sales	Change in %

Pharmaceuticals	1 246	28.9	1 100	30.5	13
Consumer Health	335	14.4	277	13.1	21
Corporate income/expense, net	-87		-26

Total	1 494	22.5	1 351	23.6	11

Group operating income rises 11% to USD 1.5 billion

Mainly driven by dynamic Pharmaceuticals sales, group operating income grew 11% in the first quarter of 2004. Continued improvement of product mix and productivity gains led to a further decline in COGS to 23.1% of sales. Aggressive investment continued in the build-up of the new Novartis Institutes for Biomedical Research (NIBR) facility in Boston, driving Research & Development costs up 12%. Marketing & Sales costs decreased by one percentage point to 31.0% of sales, but grew 12% in USD as investment in the marketed brand portfolio continued. On a comparable basis, General & Administrative costs increased to 9.1% of sales versus 8.9% in the first quarter of 2003 after adjusting for the benefit of a USD 178 million divestment gain in 2003.

Pharmaceuticals operating income climbs 13% to USD 1.2 billion

Strong sales drove double-digit pharmaceutical operating income expansion in the first quarter of 2004. Improvements in product mix and productivity gains resulted in a 0.9% reduction in COGS as a percentage of sales. As a result of relatively lower advertising outlays, Marketing & Sales costs decreased by 2.1 percentage points to 32.1% of sales. Research & Development reached 18.2% of sales, as investments in NIBR continued as planned.

Consumer Health operating income rises 21% to USD 0.3 billion

Dynamic operating income expansion of 21% was mainly driven by strong performances in OTC, CIBA Vision and Infant & Baby, which more than offset the AmoxC competitive pressures at Sandoz.

Group net income

Net income jumped 22%, reaching USD 1.3 billion as a result of strong operational business expansion and the improved performance of our Roche investment. Group tax rate remained at 17.0% for the quarter.

Group outlook (barring any unforeseen events)

Novartis expects to deliver strong top-line growth ahead of the market and in the high single-digit range in local currencies, driven by key pharmaceutical brands, seven of which are forecast to be blockbusters by 2008, and boosted by the launch and roll-out of attractive new products.

The rapid build-up phase of NIBR in Cambridge is scheduled for completion in 2004. At the same time, Development investments are expected to grow strongly, reflecting the rich late-stage pharmaceutical pipeline. The over proportionate investment in Research & Development is expected to ease in 2004, providing Novartis with the platform to fulfill its commitment to bringing innovative new therapies to patients.

Barring unforeseen events, both full-year operating and net income are expected to exceed 2003 levels.

Potential Transaction with Aventis

The Board of Directors of Novartis has decided to accept the offer of the Aventis Supervisory Board to negotiate conditions for a potential business combination. No assurances can be given that an agreement can be reached.

Pharmaceutical business and key product highlights

Primary Care

Diovan (+30%; +22% lc; US: +11%) strengthened its position as the world's leading angiotensin receptor blocker (ARB) and fastest growing top anti-hypertensive. Combination formulations continued to gain in the US, with double digit growth in several large European markets. Regulatory submissions for the post-myocardial infarction indication were filed in Sweden, the UK and Switzerland in the first quarter of 2004. A significant category management program is being launched in the US to strengthen Novartis leadership in the hypertension market.

Lotrel (US: +21%), the leading combination treatment for hypertension, posted dynamic growth in the first quarter.

Lamisil (+26%; +19% lc; US: +28%), the leading treatment with high cure rates of fungal nail infections, delivered significant sales growth in the US.

Elidel (+70%; +65% lc; US: +47%), the number one branded prescription treatment for eczema, delivered high double-digit growth founded on continued strong demand for this novel product. New launches in Spain, South Africa, South Korea and Saudi Arabia, marked the increasing global presence of the brand, which is now available in over 50 countries.

Zelnorm/Zelmac (+240%; +233% lc; US: +287%), a breakthrough therapy for constipation-prone irritable bowel syndrome, grew dynamically due to enhanced physician adoption. Phase III trials for the dyspepsia indication and proof of concept studies in GERD4 began in the first quarter.

4
Gastroesophageal Reflux Disease

Oncology

Gleevec/Glivec (+51%; +37% lc; US: +14%), for all stages of Philadelphia-Chromosome positive chronic myeloid leukemia (CML) and certain forms of gastro-intestinal stromal tumors (GIST), continued to grow dynamically, boosted by an increased penetration in reaching patients in the first line CML segment and enhanced use of new treatment regimens with higher average daily doses that improve patient outcomes. With better results possible for GIST patients5, there are more patients being diagnosed and treated, which has further boosted sales. The number of patients reached by the Gleevec/Glivec patient assistance programs rose to more than 8000 worldwide, providing treatment to many needy patients at reduced cost who otherwise would not have access.

5
Gastrointestinal Stromal Tumors—Diagnosis, Epidemiology, and Prognosis, Lars-Gunnar Kindblom.
Oral Presentation at the American Society of Clinical Oncology 2003.

Zometa (+21%; +15% lc; US: +4%), the most prescribed intravenous bisphosphonate for bone metastases, continued to post strong growth outside the US. In the US, market growth has been dampened by Medicare reform. In February, the FDA revised the labeling for Zometa to include longer-term data that confirm the safety profile established at the time of the initial approval of Zometa. Zometa now has been used in more than 600 000 patients worldwide, continuing to demonstrate its efficacy and long-term safety in patients with advanced cancer.

Femara (+39%; +30% lc; US: +53%), first-line therapy for advanced breast cancer in postmenopausal women, posted dynamic sales growth supported by its strong profile and the landmark results of the MA-17 extended adjuvant study published in the fourth quarter of 2003. These showed a 43% reduction in the risk of cancer recurrence, in addition to significantly improved disease-free survival in postmenopausal women with early breast cancer who had completed prior standard adjuvant tamoxifen therapy.

First quarter regulatory and clinical highlights

Novartis continues to pursue new treatments and cures for patients through industry-leading research and development activities. The current pipeline includes ten new medicines in late-stage development with combined potential peak sales projected at over USD 10 billion. Of the 79 development projects underway, 64 compounds are in Phase II/III or registration.

Three highly promising compounds—LAF237, a Dipeptidylpeptidase (DPP-4) inhibitor, for the treatment of Type-II diabetes; SPP100, a renin inhibitor, for the treatment of hypertension; and Zelmac/Zelnorm FD, for dyspepsia—moved into Phase III clinical trials in the first quarter of 2004.

Major approvals and launches

Diovan received its first approval for the post-myocardial infarction indication in Turkey based on VALIANT data. Filings for the post-myocardial infarction indication were submitted in Sweden, the UK and Switzerland in the first quarter. Co-Diovan 160/25 launched in Germany and Co-Diovan 160/12.5 launched in Ireland and the Netherlands in the first quarter.

Certican, which targets the primary causes of allograft dysfunction, including acute rejection, launched in Germany after receiving final national approvals in six European countries in the first quarter. Certican completed the Mutual Recognition Procedure in 15 EU countries for the prevention of rejection in kidney and heart transplantation in combination with low dose Neoral.

Elidel launched in Spain, South Africa, South Korea and Saudi Arabia in the first quarter. The leading non-steroidal treatment for eczema is now available in more than 50 markets.

Myfortic is an advanced, enteric-coated formulation of the sodium salt of mycophenolic acid (MPA), a key immunosuppressant used in combination therapy in renal transplant patients. Myfortic successfully completed the European Mutual Recognition Procedure and received US FDA approval in February. Myfortic is now registered in over 40 countries worldwide.

Corporate

  Corporate income/expense, net

Net corporate expense totaled USD 87 million, USD 61 million higher than in the first quarter of 2003, principally due to lower pension income.

  Financial income, net

Net financial income declined in the first quarter as a result of the low yield environment. The overall return on net liquidity was 2.6%.

  Result from associated companies

Novartis' stake in Chiron Corporation generated income of USD 17 million. The improved performance of the Roche stake versus prior year resulted in income of USD 11 million, USD 288 million higher than last year. In total, associated companies resulted in overall income of USD 31 million.

  Strong balance sheet

In July 2002, Novartis started a third program to repurchase shares via a second trading line on the SWX Swiss Exchange. Since the program began, a total of 51.2 million shares have been repurchased for USD 2.1 billion. Of these, 4.3 million shares were repurchased in the first quarter of 2004 for approximately USD 188 million. Additional shares were purchased for USD 128 million on the first trading line.

Overall, the Group's equity decreased by USD 1.1 billion over the three months to USD 29.3 billion as of 31 March 2004. First quarter Group net income of USD 1.3 billion and positive fair value adjustments of USD 0.2 billion were more than offset by translation losses of USD 0.3 billion, treasury share purchases of USD 0.3 billion and dividend payments of USD 2.0 billion. The debt/equity ratio was 0.22:1 vs. 0.20:1 at the end of 2003.

Novartis thus maintained the strength of its balance sheet and continues to be rated Triple A by Standard & Poor's and Moody's, a rating it has held since its creation in 1996. Novartis is now one of just two European-based non-financial companies with this rating.

  Cash flow

Free cash flow in the first quarter fell by USD 998 million, principally due to an increase in dividend payment of USD 244 million and a reduction in cash flow from operating activities of USD 597 million due to USD 705 million of withholding tax on the dividend being paid in the first quarter of 2004 compared with a corresponding payment occurring in the second quarter in 2003.

  Disclaimer

This release contains certain "forward-looking statements", relating to the Group's business, which can be identified by the use of forward-looking terminology such as "forecast", "Outlook", "expects", "expected", "projected", "scheduled", "potential", "anticipated" or similar expressions, or express or implied discussions regarding potential future sales of existing products, potential new products or potential new indications for existing products, or by other discussions of strategy, plans or intentions. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. There can be no guarantee that existing products will reach any particular sales levels, or that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market. In particular, management's expectations could be affected by, among other things, new clinical data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government pricing pressures and other risks and factors referred to in the Company's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2003, the Group's businesses achieved sales of USD 24.9 billion and a net income of USD 5.0 billion. The Group invested approximately USD 3.8 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 78 500 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

Further Reporting Dates

20 July 2004	First half and second quarter results
21 October 2004	Nine-month and third quarter results
January 2005	2004 full-year results

Contacts

Media:	Investors:
+41 61 324 2200 (Nehl Horton—Basel)	+41 61 324 8433 (Karen Huebscher—Basel)
+1 212 830 2457 (Sheldon Jones—US)	+1 212 307 1122 (US Investor Relations)

Consolidated income statements (unaudited)

First quarter

	Q1 2004 USD m	Q1 2003 USD m	Change
			USD m	%

Total sales	6 639	5 721	918	16
Cost of goods sold	-1 536	-1 363	-173	13

Gross profit	5 103	4 358	745	17
Marketing & Sales	-2 060	-1 833	-227	12
Research & Development	-947	-843	-104	12
General & Administration	-602	-331	-271	82

Operating income	1 494	1 351	143	11
Result from associated companies	31	-246	277
Financial income, net	28	180	-152	-84

Income before taxes and minority interests	1 553	1 285	268	21
Taxes	-264	-219	-45	21
Minority interests	4	-3	7

Net income	1 293	1 063	230	22

Condensed consolidated balance sheets

	31 March 2004 (unaudited) USD m	31 Dec 2003 USD m	Change USD m	31 March 2003 (unaudited) USD m

Assets
Total long-term assets	27 059	27 044	15	24 782

Current assets
Inventories	3 424	3 346	78	3 147
Trade accounts receivable	4 326	4 376	-50	3 928
Other current assets	1 352	1 292	60	1 909
Cash, short-term deposits and marketable securities	12 106	13 259	-1 153	12 896

Total current assets	21 208	22 273	-1 065	21 880

Total assets	48 267	49 317	-1 050	46 662

Equity and liabilities
Total equity	29 325	30 429	-1 104	28 013

Long-term liabilities (including minority interests)
Financial debts	3 145	3 191	-46	2 898
Other long-term liabilities	6 376	6 377	-1	6 210
Total long-term liabilities	9 521	9 568	-47	9 108
Short-term liabilities
Trade accounts payable	1 597	1 665	-68	1 288
Financial debts and derivatives	3 399	2 779	620	2 981
Other short-term liabilities	4 425	4 876	-451	5 272
Total short-term liabilities	9 421	9 320	101	9 541

Total liabilities	18 942	18 888	54	18 649

Total equity and liabilities	48 267	49 317	-1 050	46 662

Condensed consolidated changes in equity

First quarter (unaudited)

	Q1 2004 USD m	Q1 2003 USD m	Change USD m

Consolidated equity at 1 January	30 429	28 269	2 160
Dividends	-1 968	-1 724	-244
Purchase of treasury shares, net	-316	-122	-194
Translation effects	-254	610	-864
Net income for first quarter	1 293	1 063	230
Other equity movements	141	-83	224

Consolidated equity at 31 March	29 325	28 013	1 312

Condensed consolidated cash flow statements

First quarter (unaudited)

	Q1 2004 USD m	Q1 2003 USD m	Change USD m

Net income	1 293	1 063	230
Reversal of non-cash items
Taxes	264	219	45
Depreciation, amortization and impairments	309	304	5
Net financial income	-28	-180	152
Other	-74	62	-136

Net income adjusted for non-cash items	1 764	1 468	296
Interest and other financial receipts	97	114	-17
Interest and other financial payments	-29	-26	-3
Taxes paid	-388	-201	-187

Cash flow before working capital and provision changes	1 444	1 355	89
Restructuring payments and other cash payments out of provisions	-41	-47	6
Change in net current assets and other operating cash flow items	-241	451	-692

Cash flow from operating activities	1 162	1 759	-597

Investments in tangible fixed assets	-259	-219	-40
Decrease/increase in marketable securities, intangible and financial assets	-1 030	167	-1 197

Cash flow used for investing activities	-1 289	-52	-1 237

Cash flow used for financing activities	-2 252	-1 707	-545

Translation effect on cash and cash equivalents	-19	176	-195

Change in cash and cash equivalents	-2 398	176	-2 574
Cash and cash equivalents at 1 January	5 646	5 798	-152

Cash and cash equivalents at 31 March	3 248	5 974	-2 726

Sales by Business Unit

First quarter (unaudited)

	Q1 2004 USD m	Q1 2003 USD m	% change
			USD	lc

Pharmaceuticals	4 310	3 609	19	11

Sandoz	719	761	-6	-14
OTC	498	401	24	14
Animal Health	168	157	7	-2
Medical Nutrition	258	190	36	25
Infant & Baby	349	307	14	13
CIBA Vision	337	296	14	5

Consumer Health	2 329	2 112	10	2

Total	6 639	5 721	16	8

Operating income by Business Unit

First quarter (unaudited)

	Q1 2004		Q1 2003
	USD m	% of sales	USD m	% of sales	Change in %

Pharmaceuticals	1 246	28.9	1 100	30.5	13

Sandoz	84	11.7	112	14.7	-25
OTC	105	21.1	52	13.0	102
Animal Health	19	11.3	23	14.6	-17
Medical Nutrition	20	7.8	20	10.5	0
Infant & Baby	60	17.2	45	14.7	33
CIBA Vision	51	15.1	29	9.8	76
Divisional Management costs	-4		-4		0

Consumer Health	335	14.4	277	13.1	21

Corporate income/expense, net	-87		-26		235

Total	1 494	22.5	1 351	23.6	11

Consolidated income statements (unaudited)

First quarter

	Pharmaceuticals Division		Consumer Health Division		Corporate		Total
	Q1 2004 USD m	Q1 2003 USD m	Q1 2004 USD m	Q1 2003 USD m	Q1 2004 USD m	Q1 2003 USD m	Q1 2004 USD m	Q1 2003 USD m

Sales to third parties	4 310	3 609	2 329	2 112			6 639	5 721
Sales to other Divisions/Business Units	36	27	17	30	-53	-57

Sales of Divisions/Business Units	4 346	3 636	2 346	2 142	-53	-57	6 639	5 721
Cost of goods sold	-591	-527	-1 005	-893	60	57	-1 536	-1 363

Gross profit	3 755	3 109	1 341	1 249	7	0	5 103	4 358
Marketing & Sales	-1 384	-1 235	-676	-598			-2 060	-1 833
Research & Development	-784	-689	-127	-119	-36	-35	-947	-843
General & Administration	-341	-85	-203	-255	-58	9	-602	-331

Operating income	1 246	1 100	335	277	-87	-26	1 494	1 351
Result from associated companies							31	-246
Financial income, net							28	180

Income before taxes and minority interests							1 553	1 285
Taxes							-264	-219
Minority interests							4	-3

Net income							1 293	1 063

Notes to the interim financial report for the first three months ended 31 March 2004 (unaudited)

1. Basis of preparation

This unaudited interim financial report has been prepared in accordance with the accounting policies set out in the 2003 Annual Report and International Accounting Standard 34 on Interim Financial Reporting.

There were no significant changes in accounting policies or estimates or in any contingent liabilities from those disclosed in the 2003 Annual Report.

2. Changes in the scope of consolidation and other significant transactions

The following significant transactions were made during the three months to 31 March 2004 and in 2003:

2004

  Medical Nutrition

On 13 February, the business unit completed the acquisition of Mead Johnson & Company's global adult medical nutrition business for USD 385 million in cash. These activities are included in the consolidated financial statements from this date with USD 34 million of sales being recorded in the first quarter. Based on a preliminary estimate, goodwill of USD 135 million has been recorded on this transaction.

2003

  Pharmaceuticals

On 11 February, Novartis announced the completed sale of the US rights to its Fioricet and Fiorinal lines (tension headache treatments) to Watson Pharmaceuticals, Inc. for USD 178 million.

On 23 April, the urinary incontinence treatment Enablex (darifenacin) was acquired from Pfizer for a total of up to USD 225 million, part of which is still conditional on certain marketing approvals in the US and EU.

On 8 May, 51% of the capital stock of Idenix Pharmaceuticals Inc. was acquired for an initial payment of USD 255 million in cash. This company is included in the consolidated financial statements from this date. Goodwill of USD 297 million has been recorded on this transaction.

3. Principal currency translation rates

	Average rates Q1 2004 USD	Average rates Q1 2003 USD	Period-end rates 31 March 2004 USD	Period-end rates 31 Dec. 2003 USD	Period-end rates 31 March 2003 USD

1 CHF	0.797	0.732	0.785	0.800	0.734
1 EUR	1.250	1.073	1.226	1.247	1.083
1 GBP	1.838	1.602	1.837	1.774	1.576
100 JPY	0.931	0.841	0.960	0.935	0.839

4. Share information

	Q1 2004	Q1 2003

Average number of shares outstanding (million)	2 464.6	2 472.9
Basic earnings per share (USD)	0.52	0.43
Diluted earnings per share (USD)	0.52	0.42
	31 March 2004	31 March 2003

Number of shares outstanding (million)	2 460.8	2 471.4
Registered share price (CHF)	53.80	50.05
ADS price (USD)	42.60	37.06
Market capitalization (USD billion)	104.0	90.8

5. Condensed consolidated change in liquidity

	Q1 2004 USD m	Q1 2003 USD m	Change USD m

Change in cash and cash equivalents	-2 398	176	-2 574
Change in marketable securities, financial debt and financial derivatives	671	-131	802

Change in net liquidity	-1 727	45	-1 772
Net liquidity at 1 January	7 289	6 972	317

Net liquidity at 31 March	5 562	7 017	-1 455

6. Free cash flow

	Q1 2004 USD m	Q1 2003 USD m	Change USD m

Cash flow from operating activities	1 162	1 759	-597
Purchase of tangible fixed assets	-259	-219	-40
Purchase of intangible assets and financial assets	-227	-395	168
Sale of tangible, intangible and financial assets	228	513	-285
Dividends	-1 968	-1 724	-244

Free cash flow	-1 064	-66	-998

7. Significant differences between IFRS and United States Generally Accepted Accounting Principles

The Group's consolidated financial statements have been prepared in accordance with IFRS, which, as applied by the Group, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below.

For further comments regarding the nature of these adjustments please consult Note 32 of the Novartis 2003 annual report.

	Q1 2004 USD m	Q1 2003 USD m

Net income under IFRS	1 293	1 063
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	-91	-67
Purchase accounting: other acquisitions	42	-65
Purchase accounting: IFRS goodwill amortization	45	41
Available-for-sale securities and financial instruments	33	-39
Pension provisions	2	3
Share-based compensation	-15	-49
Consolidation of share-based compensation foundation	-4	-6
Deferred taxes	0	-144
In-process Research & Development arising on acquisitions	50	13
Other	19	-44
Deferred tax effect on US GAAP adjustments	-11	-1

Net income under US GAAP	1 363	705

Basic earnings per share under US GAAP (USD)	0.57	0.30

Diluted earnings per share under US GAAP (USD)	0.57	0.29

	31 March 2004 USD m	31 March 2003 USD m

Equity under IFRS	29 325	28 013
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	2 984	3 140
Purchase accounting: other acquisitions	2 850	2 942
Purchase accounting: IFRS goodwill amortization	382	196
Pension provisions	1 211	1 109
Share-based compensation	-81	-199
Consolidation of share-based compensation foundation	-691	-611
Deferred taxes	-609	-706
In-process Research & Development arising on acquisitions	-1 272	-994
Other	-74	-80
Deferred tax effect on US GAAP adjustments	-173	-157

Equity under US GAAP	33 852	32 653

Supplementary tables: Q 1 2004 — Sales of top twenty pharmaceutical products (unaudited)

		US		Rest of world		Total	% change
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	in local currencies

Diovan/Co-Diovan	Hypertension	335	11	398	34	733	30	22
Gleevec/Glivec	Chronic myeloid leukemia	75	14	276	47	351	51	37
Zometa	Cancer complications	146	4	105	38	251	21	15
Neoral/Sandimmun	Transplantation	46	-16	205	-3	251	4	-6
Lamisil (group)	Fungal infections	104	28	114	11	218	26	19
Lotrel	Hypertension	215	21	0		215	21	21
Sandostatin (group)	Acromegaly	88	17	113	13	201	23	15
Lescol	Cholesterol reduction	62	-18	111	4	173	1	-6
Voltaren (group)	Inflammation/pain	2	-33	144	1	146	11	0
Trileptal	Epilepsy	96	66	29	38	125	64	59

Top ten products total		1 169	13	1 495	20	2 664	25	17
Exelon	Alzheimer's disease	49	29	57	27	106	38	29
Visudyne	Macular degeneration	45	7	56	21	101	23	14
Tegretol (incl. CR/XR)	Epilepsy	25	0	68	7	93	13	5
Cibacen/Lotensin/Cibadrex	Hypertension	55	-29	33	1	88	-18	-21
Miacalcic	Osteoporosis	51	-12	35	-7	86	-7	-10
Elidel	Eczema	63	47	17	226	80	70	65
Foradil	Asthma	2	0	77	6	79	22	7
Femara	Breast cancer	29	53	49	18	78	39	30
Leponex/Clozaril	Schizophrenia	15	-40	63	7	78	3	-9
Zelmac/Zelnorm	Irritable bowel syndrome	58	287	10	93	68	240	233

Top twenty products total		1 561	13	1 960	18	3 521	24	16
Rest of portfolio		172	2	617	-8	789	3	— 6

Total		1 733	12	2 577	11	4 310	19	11

Sales by region

First quarter (unaudited)

			% change
	Q1 2004 USD m	Q1 2003 USD m	USD	local currencies	Q1 2004 % of total	Q1 2003 % of total

Pharmaceuticals
US	1 733	1 547	12	12	40	43
Rest of world	2 577	2 062	25	11	60	57

TOTAL	4 310	3 609	19	11	100	100

Sandoz
US	226	344	-34	-35	31	45
Rest of world	493	417	18	4	69	55

Total	719	761	-6	-14	100	100

OTC
US	129	123	5	5	26	31
Rest of world	369	278	33	19	74	69

Total	498	401	24	14	100	100

Animal Health
US	59	51	16	16	35	32
Rest of world	109	106	3	-11	65	68

Total	168	157	7	-2	100	100

Medical Nutrition
US	89	61	46	48	34	32
Rest of world	169	129	31	13	66	68

Total	258	190	36	25	100	100

Infant & Baby
US	289	249	16	16	83	81
Rest of world	60	58	3	3	17	19

Total	349	307	14	13	100	100

CIBA Vision
US	110	106	4	4	33	36
Rest of world	227	190	19	5	67	64

Total	337	296	14	5	100	100

Consumer Health
US	902	934	-3	-4	39	44
Rest of world	1 427	1 178	21	7	61	56

TOTAL	2 329	2 112	10	2	100	100

Group
US	2 635	2 481	6	6	40	43
Rest of world	4 004	3 240	24	10	60	57

TOTAL	6 639	5 721	16	8	100	100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: April 22, 2004	By:	/s/ MALCOLM CHEETHAM
	Name:	Malcolm Cheetham
	Title:	Head Group Financial Reporting and Accounting

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SIGNATURES